EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                             June 30, 1998 AND 1997
                            EXHIBIT 99.1 (Continued)

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                     June 30,     December 31,
                                                        1998           1997
                                                    (Unaudited)       (Note)
Assets
  Cash and cash equivalents                        $   2,157      $   1,439
  Receivables and deposits                             1,511          1,241
  Restricted escrows                                     589            798
  Other assets                                         1,347          1,550

  Investment properties:
    Land                                               9,237         10,217
    Building and related personal property            94,071         97,598
                                                     103,308        107,815
    Less accumulated depreciation                    (74,610)       (75,746)
                                                      28,698         32,069

                                                   $  34,302      $  37,097

Liabilities and Partners' Deficit
Liabilities
  Accounts payable                                 $     378      $     426
  Tenant security deposit liabilities                    567            620
  Accrued property taxes                                 587            116
  Other liabilities                                      449            513
  Mortgage notes                                      22,996         23,133
  Master loan and interest payable                   303,383        289,783
                                                     328,360        314,591
Partners' Deficit
  General partner                                     (2,940)        (2,775)
  Limited partners                                  (291,118)      (274,719)
                                                    (294,058)      (277,494)

                                                   $  34,302      $  37,097

Note: The balance sheet at December 31, 1997, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

                 See Accompanying Notes to Financial Statements




b)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)




                                      Three Months Ended   Six Months Ended
                                           June 30,            June 30,
                                        1998      1997      1998      1997
Revenues:
  Rental income                       $  4,928  $  4,691  $  9,867  $  9,369
  Interest income                           58        25        93        60
  Other income                             312       292       666       594
  Gain on sale of property                 523        --       523        --
       Total revenues                    5,821     5,008    11,149    10,023

Expenses:
  Operating                              2,516     2,803     4,901     5,194
  General and administrative               155       275       322       527
  Depreciation                           1,309     1,283     2,638     2,548
  Property taxes                           314       317       644       642
  Interest                               9,564     8,629    19,166    17,321
  Bad debt (recovery) expense, net          (6)       --        15        --
       Total expenses                   13,852    13,307    27,686    26,232

Net loss                              $ (8,031) $ (8,299) $(16,537) $(16,209)

Net loss allocated
    to general partner (1%)           $    (80) $    (83) $   (165) $   (162)
Net loss allocated
    to limited partners (99%)           (7,951)   (8,216)  (16,372)  (16,047)

                                      $ (8,031) $ (8,299) $(16,537) $(16,209)

                 See Accompanying Notes to Financial Statements



c)
                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)

                For the Six Months Ended June 30, 1998 and 1997
                                (in thousands)




                                         General         Limited
                                         Partners       Partners        Total

Partners' deficit at
  December 31, 1996                    $ (2,449)       $(242,488)    $(244,937)

Net loss for the six months
  ended June 30, 1997                      (162)         (16,047)      (16,209)

Partners' deficit at
  June 30, 1997                        $ (2,611)       $(258,535)    $(261,146)

Partners' deficit at
  December 31, 1997                    $ (2,775)       $(274,719)    $(277,494)

Distributions                                --              (27)          (27)

Net loss for the six months
  ended June 30, 1998                      (165)         (16,372)      (16,537)

Partners' deficit at
  June 30, 1998                        $ (2,940)       $(291,118)    $(294,058)
                 See Accompanying Notes to Financial Statements


d)
                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                (in thousands)

                                                                Six Months Ended
                                                                    June 30,
                                                                1998          1997
Cash flows from operating activities:
Net loss                                                    $(16,537)     $(16,209)
Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation and amortization                               2,752         2,657
   Bad debt expense, net                                          15            --
   Gain on sale of property                                     (523)           --
   Loss on disposal of property                                   28            --
   Change in accounts:
      Receivables and deposits                                  (285)          (68)
      Other assets                                                34           (82)
      Accounts payable                                           (48)         (542)
      Tenant security deposit liabilities                        (22)          (20)
      Accrued property taxes                                     458           286
      Other liabilities                                          (74)          103
      Accrued interest on Master Loan                         16,081        15,606

          Net cash provided by operating activities            1,879         1,731

Cash flows from investing activities:
  Property improvements and replacements                        (850)         (892)
  Lease commissions paid                                         (54)         (176)
  Net withdrawals from restricted escrows                        209           803
  Proceeds from sale of investment property                    2,179            --
  Distributions from investments in limited partnerships          --           336

          Net cash provided by investing activities            1,484            71

Cash flows from financing activities:
  Principal payments on Master Loan                           (2,481)       (1,590)
  Principal payments on notes payable                           (137)         (128)
  Distributions to partners                                      (27)           --

          Net cash used in financing activities               (2,645)       (1,718)

Net increase in cash and cash equivalents                        718            84

Cash and cash equivalents at beginning of period               1,439         1,961
Cash and cash equivalents at end of period                  $  2,157      $  2,045

Supplemental disclosure of cash flow information:
  Cash paid for interest                                    $  3,046      $  1,673

                 See Accompanying Notes to Financial Statements

e)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1998.

Certain reclassifications have been made to the 1997 information to conform to the 1998 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1998 and 1997. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The following amounts were paid or accrued to the General Partner and affiliates:

                                                    For the Six Months Ended
                                                            June 30,
                                                       1998          1997
                                                         (in thousands)

  Property management fees                             $536          $509
  Investment advisory fees                               87            91
  Lease commissions                                      16            --
  Reimbursement for services of affiliates              157           174


NOTE B - RELATED PARTY TRANSACTIONS (CONTINUED)

There are approximately $24,000 and $39,000, respectively, in reimbursements for construction oversight costs included in investment properties and operating expense for the six months ended June 30, 1998 and 1997.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"), which is described more fully in the 1997 Annual Report. Approximately $2,244,000 in interest payments were made during the six month period ended June 30, 1998. No advances were received under the Master Loan during the six months ended June 30, 1998. Principal payments of approximately $2,481,000 were made on the Master Loan during the six months ended June 30, 1998.

For the period January 1, 1997 to August 31, 1997, CCEP insured its properties under a master policy through an agency affiliated with the General Partner with an insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner which receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at June 30, 1998, and December 31, 1997, are approximately $303,383,000 and $289,783,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the six month periods ended June 30, 1998 and 1997, were 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the six months ended June 30, 1998, CCEP paid approximately $2,481,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $79,000. Approximately $296,000 was due to an excess cash flow payment paid to CCIP as stipulated by the Master Loan. Approximately $2,106,000 received was due to the sale of Northlake Quadrangle. Such proceeds are required to be transferred to CCIP as per the Master Loan Agreement, as mentioned above.

NOTE D - GAIN ON SALE OF PROPERTY

On April 16, 1998, CCEP sold Northlake Quadrangle to an unrelated third party for a contract price of $2,325,000. The Partnership received net proceeds of approximately $2,106,000 after payment of closing costs. The proceeds were remitted to CCIP to pay down the Master Loan, as required by the Master Loan Agreement.